EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended April 4, 2015
Fixed charges:

Interest expense*	$43
Estimated interest portion of rents	10

Total fixed charges	$53

Income:

Income from continuing operations before income taxes	$184
Fixed charges	53

Adjusted income	$237

Ratio of income to fixed charges	4.47

*       Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.